Exhibit 99.30

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations.

In respect of the Annual Meeting of shareholders of Bellatrix Exploration Ltd. (“Bellatrix”) held May 25, 2011 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For (Ballot Only)	Votes Withheld (Ballot Only)
1.	Fix the number of directors to be elected at the Meeting at nine	Resolution approved*	—	—

2.

To elect the following nine nominees to serve as directors of Bellatrix for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and by-laws of Bellatrix:

	Raymond G. Smith	Elected	26,379,346	583,479

	Doug N. Baker	Elected	24,797,074	2,165,751

	Murray L. Cobbe	Elected	25,934,545	1,028,280

	John H. Cuthbertson	Elected	20,819,980	6,142,845

	W.C. (Mickey) Dunn	Elected	26,234,137	728,688

	Melvin M. Hawkrigg	Elected	25,952,862	1,009,963

	Robert A. Johnson	Elected	26,005,787	957,038

	Keith E. MacDonald	Elected	24,434,043	2,528,782

	Murray B. Todd	Elected	26,365,594	597,231

3.	To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Bellatrix to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved*	—	—

*Vote conducted by a show of hands.

Dated at Calgary, Alberta as of this 26th day of May, 2011.

BELLATRIX EXPLORATION LTD.

Per:	(signed) “John H. Cuthbertson”
John H. Cuthbertson
Corporate Secretary